Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

February 24, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alberto H. Zapata, Senior Counsel

Re:	PGIM Private Credit Fund Draft Registration Statement on Form N-2 Filing No.: 333-268093

Ladies and Gentlemen:

On behalf of PGIM Private Credit Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) pre-effective amendment number 3 to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement includes revisions in response to the Staff’s accounting comments received by telephone on February 15, 2023 relating to the Registration Statement, and to otherwise update disclosure. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Accounting Comments

Comment 1: Q&A. Supplementally, please explain whether any of the investments referenced under “Do you currently own any investments?” would be considered a “fund acquisition” under Article 6-11 of Regulation S-X. If any of these investments would be considered a “fund acquisition,” please provide the audited financial statements of these underlying companies.

Response: Many of these investments were loans made directly to borrowers and were not acquired from another fund or account. During its private fund phase, however, the Fund also acquires portions of loans from the general account of the parent company of its investment advisers. The Fund’s acquisition of assets from the general account consists of a fraction of a percent of the assets in the general account and is not anywhere close to all or substantially all of the assets of the general account, and consequently, does not constitute a fund acquisition(s) pursuant to Rule 6-11 of Regulation S-X (i.e., less than 20% of each affiliated entity). As a result, the Fund believes that none of these assets acquired from the general account are deemed to be fund acquisitions under Regulation S-X 6-11.

The Fund further notes that, in circumstances where the acquired assets constitute a material portion of the purchasing fund, but not the selling fund, the SEC explicitly recognized in the adopting release for the 2020 amendments to Regulation S-X 6-11 that disclosure should not be included (“We have also removed language that suggests acquired fund financial disclosure would be required if the registrant acquired a non-substantial portion of another fund’s portfolio investments that would constitute all or substantially all of the initial assets of the registrant.” SEC Rel. No. 33-10786 at pp. 137-138).

Comment 2: Fee Table. Supplementally, please confirm the Interest Payments on Borrowed Funds remains at 6.30% for each of Class I Shares, Class D Shares and Class S Shares, as is represented in the Fees and Expenses table.

Response: The Fund confirms that the Interest Payments on Borrowed Funds is currently expected to be 6.30% for each of Class I Shares, Class D Shares and Class S Shares. The Fund confirms it will reassess this expectation as of the date of each future pre-effective amendment to the Registration Statement.

Comment 3: Auditor’s Consent. Please provide an updated Auditor’s consent.

Response: The Fund confirms that an updated Auditor’s consent has been included in this filing as it relates to the Fund’s audited financial statements as of December 31, 2022.

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Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Ryan P. Brizek

cc:	Alberto H. Zapata, Securities and Exchange Commission

Tony Burak, Securities and Exchange Commission

Debra Rubano, Esq.

Benjamin C. Wells, Esq.
Jacqueline Edwards, Esq.

John Dikmak, Jr., Esq.

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